SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 18, 2009 re TAT Technologies Reporting Second Quarter 2009 Results

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Second Quarter 2009 Results

Thursday August 18, 2009 15:00 pm ET

GEDERA, Israel, August 18 /PRNewswire-FirstCall/ – TAT Technologies Ltd. (NASDAQ: TATTF – News), reported today its results for the three – month and six – month periods ended June 30, 2009.

TAT Technologies Ltd. (TAT), directly and through its subsidiaries, provides a variety of services and products to the military and commercial aerospace and ground defense systems industries. Such products and services primarily include the design, development, manufacture, maintenance and repair of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on-board aircraft and for ground applications; and (iii) a broad range of electrical motion applications for airborne and ground systems.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four operational segments: (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products (ii) OEM of Electric Motion Systems (iii) Maintenance, Repair and Overhaul or ‘MRO” services; and (iv) parts services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s parts segment focuses on inventory management and sale of APU parts, propellers and landing gear. TAT offers parts services for commercial, regional and charter airlines and business aircraft owners.

Three Months ended June 30, 2009 compared with three months ended June 30, 2008

The following table reflects the geographic breakdown of TAT’s revenues for each of the three month and six month periods ended June 30, 2009 and 2008:

	Three Months Ended June 30.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		unaudited

Sources of Revenues
North America	$11,465	53.5%	$14,794	63.8%
Europe	3,854	18.0%	4,822	20.8%
Israel	3,674	17.1%	2,375	10.2%
Asia	913	4.3%	478	2.1%
Other	1,526	7.1%	731	3.1%

Total	$21,432	100.00%	$23,200	100.00%

	Three Months Ended June 30.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		unaudited

Sources of Revenues
North America	$23,237	50.5%	$28,268	62.2%
Europe	8,632	18.8%	9,270	20.4%
Israel	9,177	20.0%	4,257	9.4%
Asia	2,125	4.6%	1,412	3.1%
Other	2,804	6.1%	2,236	4.9%

Total	$45,975	100.00%	$45,443	100.00%

TAT’s revenues from its four principal lines of business for each of the three month and six month periods ended June 30, 2009 and 2008 were as follows:

	Three Months Ended June 30.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		unaudited

Revenues
MRO services	$11,736	54.8%	$13,225	57.0%
OEM of Heat Transfer products	7,018	32.7%	6,918	29.8%
Parts services	2,186	10.2%	4,452	19.2%
OEM of Electric Motion Systems	2,278	10.6%	-	-%
Eliminations	(1,786)	(8.3)%	(1,395)	(6.0)%

Total revenues	$21,432	100.00%	$23,200	100.00%

	Three Months Ended June 30.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		unaudited

Revenues
MRO services	$23,220	50.5%	$26,210	57.7%
OEM of Heat Transfer products	14,698	32.0%	13,397	29.5%
Parts services	4,823	10.5%	8,587	18.9%
OEM of Electric Motion Systems	6,014	13.1%	-	-%
Eliminations	(2,780)	(6.1)%	(2,751)	(6.1)%

Total revenues	$45,975	100.00%	$45,443	100.00%

Revenues. Total revenues decreased to $21.4 million for the three months ended June 30, 2009 from $23.2 million for the three months ended June 30, 2008, a decrease of 7.6%. This decrease reflects increased revenues in the OEM operations due to organic growth in the OEM of Heat Transfer products segment, as well as revenues in the OEM of Electric Motion Systems segment derived from the Company’s 70% controlled subsidiary, Bental, which did not exist during the second quarter of fiscal 2008; offset by decreased revenues in the MRO services segment and in the Parts services segment.

All of the following revenues’ data are before the elimination of inter-segment transactions:

Revenues from MRO services decreased to $11.7 million for the three months ended June 30, 2009 from $13.2 million for the three months ended June 30, 2008, a decrease of 11.3%. This decrease in MRO services revenues was primarily attributable to operational issues incurred at our Tulsa facility including parts shortages and processing difficulties.

Revenues from OEM of Heat Transfer product’s segment increased to $7.0 million for the three months ended June 30, 2009 from $6.9 million for the three months ended June 30, 2008, an increase of l.5%. The increase in that segment’s revenues was primarily attributable to increased sales to existing customers.

Revenues from OEM of Electric Motion Systems segment were $2.3 million for the three months ended June 30, 2009, and are attributable to the consolidation of Bental operations commencing from August 18, 2008.

Revenues from parts services decreased to $2.2 million for the three months ended June 30, 2009 from $4.5 million for the three months ended June 30, 2008, a decrease of 50.9%. The decrease in parts services revenues was primarily attributable to a general decline in the part services market.

Cost of revenues. Cost of revenues decreased to $17.6 million for the three months ended June 30, 2009 from $18.3 million for the three months ended June 30, 2008, an decrease of 3.77%. The decrease in cost of revenues was primarily attributable to the decreased revenues in the MRO and Part services operations, off-set by additional cost related to Repair Center and Storefront agreements. Cost of revenues as a percentage of revenues after eliminating intercompany transactions was 82% in the three months ended June 30, 2009, compared to 79% for the three months ended June 30, 2008.

All of the following cost of revenues’ data are before the elimination of inter-segment transactions:

Cost of revenues for MRO services. Cost of revenues for MRO services was $11.2 million for the three months ended June 30, 2009, similar to the three months ended June 30, 2008. This is resulting primarily from additional cost related to Repair Center and Storefront agreements, off set by the decrease in revenues in this segment. Cost of revenues as a percentage of revenues in this segment increased to 96% in the three months ended June 30, 2009 from 84% for the three months ended June 30, 2008, primarily as a result of product mix with lower margin products sold during the three months ended June 30, 2009, increased production costs in 2009 as well as to additional cost related to Repair Center and Storefront agreements affected retroactively.

Cost of revenues for OEM of Heat Transfer products. Cost of revenues for OEM Heat Transfer products decreased to $4.8 million for the three months ended June 30, 2009 from $4.9 million for the three months ended June 30, 2008, a decrease of 1.9%, primarily as a result of decreased fixed labor cost and production expenses. Cost of revenues as a percentage of revenues in this segment decreased to 68% in the three months ended June 30, 2009, from 71% for the three months ended June 30, 2008, primarily resulting from the incline in the exchange rate between the U.S. dollar and the Israeli Shekel that resulted in decreased production expenses, as well as improved efficiency in the production processes during 2009 compared with 2008.

Cost of revenues for OEM of Electric Motion System. Cost of revenues for OEM of Electric Motion Systems’ segment were $1.5 million for the three months ended June 30, 2009, and are attributable to the consolidation of Bental operations commencing from August 18, 2008. Cost of revenues as a percentage of revenues in this segment was 65% in the three months ended June 30, 2009.

Cost of revenues for parts services. Cost of revenues for parts services decreased to $1.9 million for the three months ended June 30, 2009 from $3.6 million for the three months ended June 30, 2008, a decrease of 48.0%, primarily as a result of decreased parts revenues. Cost of revenues as a percentage of revenues increased to 85% in the three months ended June 30, 2009 from 81% for the three months ended June 30, 2008, primarily as a result of product mix with lower margin products sold during the three months ended June 30, 2009. TAT expects that its cost of revenues for parts services will vary from year to year and period to period due to the high degree of volatility in this segment.

Research and development. Research and Development expenses were $0.2 million for the three months ended June 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues was 1.0% in the three months ended June 30, 2009. TAT did not incur any material research and development expenses in the years ended December 31, 2008 and 2007. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $1.1 million for the three months ended June 30, 2009, a slight increase compared to $1.0 million for the three months ended June 30, 2008. These expenses were attributable to increased expenses in the OEM operations off-set by decreased expenses in the MRO services and in lesser extent in the parts service segment. Selling and marketing expenses as a percentage of revenues were 5.2% for the three months ended June 30, 2009, compared to 4.4% for the three months ended June 30, 2008.

General and administrative expenses. General and administrative expenses were $2.8 million for the three months ended June 30, 2009, a slight decrease compared to $2.9 million for the three months ended June 30, 2008. This is primarily attributable to a one time expenses in 2008 associated with the retirement of certain management members off set by increased expenses in the OEM operations as a result of the consolidation of Bental operations commencing August 18, 2008. General and administrative expenses as a percentage of revenues slightly increased to 12.9% for the three months ended June 30, 2009 from 12.4% for the three months ended June 30, 2008.

Relocation Expenses. Relocation expenses were $0.1 million for the three months ended June 30, 2009, compared to none during the three months ended June 30, 2008, and are related to the relocation of the operations of TAT’s Tulsa, Oklahoma based subsidiary Limco Airepair, Inc. (“Limco”) to the location of its Piedmont Aviation Component Services, Inc. subsidiary in Kernersville, North Carolina. On July 28, 2009 the Company had determined not to go forward with the planned relocation

Operating income. For the three months ended June 30, 2009 there was an operating loss of $0.4 million from compared to an operating income of $1.0 million for the three months ended June 30, 2008. That reflects an increased gross and operational margins in the OEM operations due to improved margins in the OEM of Heat Transfer products segment, as well as operational income in the OEM of Electric Motion Systems segment derived from the company’s 70% controlled subsidiary, Bental Industries Ltd. which did not exist during the second quarter of fiscal 2008; offset by decreased gross and operational margins in the MRO and in the Parts services segments in 2009 compared to 2008.

Financial income. Financial income for the three months ended June 30, 2009 was $0.6 million, compared to $0.5 million for the three months ended June 30, 2008 and was primarily attributable to hedging activities related to exchange rate between the U.S. dollar and the Israeli Shekel and interest received for short-term investments.

Financial expenses. Financial expense for the three months ended June 30, 2009 was $0.4 million, compared to $0.1 million for the three months ended June 30, 2008. In the three months ended June 30, 2009 financial expense was primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. In the second quarter of 2008 financial expense was primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

Other Income (expenses). TAT had other expense of $0.4 million for the three months ended June 30, 2009 compared to insignificant other income for the three months ended June 30, 2008. Other expenses for the three months ended June 30, 2009 primarily resulted from a change in the fair value of unrealized forward transactions gains as of June 30, 2009.

Net income attributable to noncontrolling interest. TAT recognized a net loss attributable to noncontrolling interest of $ 0.3 million for the three months ended June 30, 2009 compared with a net income attributable to noncontrolling interest of $0.24 million for the three months ended June 30, 2008.

Taxes. Total tax income for the three months ended June 30, 2009 amounted to $0.1 million, compared to tax expense of $0.2 million for the three months ended June 30, 2008. The decrease in tax expense for the three months ended June 30, 2009 is primarily attributable to tax income in the operation in the U.S. due to decreased pretax income, off-set increased tax expenses in the operation in Israel.

Net income. For the three months ended June 30, 2009, net income was $0.6 million, compared with net income of $1.4 million for the three months ended June 30, 2008.

Six Months ended June 30, 2009 compared with Six months ended June 30, 2008

Revenues. Total revenues increased to $46.0 million for the six months ended June 30, 2009 from $45.4 million for the six months ended June 30, 2008, an increase of 1.2%. This increase reflects increased revenues in the OEM operations due to organic growth in the OEM of Heat Transfer products segment, as well as revenues in the OEM of Electric Motion Systems segment derived from the Company’s 70% controlled subsidiary, Bental, which did not exist during the second quarter of fiscal 2008; offset by decreased revenues in the MRO services segment and in the Parts services segment.

All of the following revenues’ data are before the elimination of inter-segment transactions.

Revenues from MRO services decreased to $23.2 million for the six months ended June 30, 2009 from $26.2 million for the six months ended June 30, 2008, a decrease of 11.4%. The decrease in MRO services revenues in six months ended March 31, 2009 was primarily attributable to operational issues incurred at our Tulsa facility including parts shortages and processing difficulties.

Revenues from OEM of Heat Transfer product’s segment increased to $14.7 million for the six months ended June 30, 2009 from $13.4 million for the six months ended June 30, 2008, an increase of 9.7%. The increase in that segment’s revenues was primarily attributable to increased sales to existing customers.

Revenues from OEM of Electric Motion Systems segment were $6.0 million for the six months ended June 30, 2009, and are attributable to the consolidation of Bental operations commencing from August 18, 2008.

Revenues from parts services decreased to $4.8 million for the six months ended June 30, 2009 from $8.6 million for the six months ended June 30, 2008, a decrease of 43.8%. The decrease in parts services revenues was primarily attributable to a general decline in the part services market.

Cost of revenues. Cost of revenues decreased to $35.4 million for the six months ended June 30, 2009 from $34.7 million for the six months ended June 30, 2008, an increase of 2%. The increase in cost of revenues was primarily attributable to the increased revenues in the OEM operations and by additional cost related to Repair Center and Storefront agreements affected retroactively in the MRO segment, off-set by the decreased revenues in the MRO and Part services. Cost of revenues as a percentage of revenues after eliminating intercompany transactions was 77% in the six months ended June 30, 2009, compared to 76% in the six months ended June 30, 2008, primarily as a result of the additional cost related to Repair Center and Storefront agreements affected retroactively, mentioned above.

All of the following cost of revenues’ data reflects the elimination of inter-segment transactions.

Cost of revenues for MRO services. Cost of revenues for MRO services slightly decreased to $20.7 million for the six months ended June 30, 2009 from $20.8 million for the six months ended June 30, 2008. This is resulting primarily from the decreased revenues in this segment; however there was additional cost incurred, related to a commercial dispute with regards to the Company’s Repair Center and Storefront agreements. Cost of revenues as a percentage of revenues in this segment increased to 89% in the six months ended June 30, 2009 from 79% for the six months ended June 30, 2008, primarily as a result of product mix with lower margin products sold during the six months ended June 30, 2009, increased production costs in 2009, as well as additional cost related to Repair Center and Storefront agreements, mentioned above.

Cost of revenues for OEM of Heat Transfer products. Cost of revenues for OEM Heat Transfer products increased to $9.8 million for the six months ended June 30, 2009 from $9.7 million for the six months ended June 30, 2008, an increase of 1.2%, primarily as a result of increased revenues. Cost of revenues as a percentage of revenues in this segment decreased to 67% in the six months ended June 30, 2009, from 72% for the six months ended June 30, 2008, primarily resulting from the incline in the exchange rate between the U.S. dollar and the Israeli Shekel that resulted in decreased production expenses, as well as improved efficiency in the production processes during 2009 compared with 2008.

Cost of revenues for OEM of Electric Motion System. Cost of revenues for OEM of Electric Motion Systems’ segment were $3.8 million for the six months ended June 30, 2009, and are attributable to the consolidation of Bental operations commencing from August 18, 2008. Cost of revenues as a percentage of revenues in this segment was 64% in the six months ended June 30, 2009.

Cost of revenues for parts services. Cost of revenues for parts services decreased to $3.9 million for the six months ended June 30, 2009 from $6.9 million for the six months ended June 30, 2008, a decrease of 43.3%, primarily as a result of decreased parts revenues. Cost of revenues as a percentage of revenues slightly increased to 81% in the six months ended June 30, 2009 from 80% for the six months ended June 30, 2008, primarily as a result of product mix with lower margin products sold during the six months ended June 30, 2009. TAT expects that its cost of revenues for parts services will vary from year to year and period to period due to the high degree of volatility in this segment.

Research and development. Research and Development expenses were $0.4 million for the six months ended June 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues in this segment were 1% in the six months ended June 30, 2009. TAT did not incur any material research and development expenses in the years ended December 31, 2008 and 2007. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $2.0 million for the six months ended June 30, 2009, a slight decrease compared to $2.1 million for the six months ended June 30, 2008. These expenses were attributable to increased expenses in the OEM operations off-set by decreased expenses in the MRO services and to a lesser extent in the parts service segment. Selling and marketing expenses as a percentage of revenues were 4.3% for the six months ended June 30, 2009, compared to 4.5% for the six months ended June 30, 2008.

General and administrative expenses. General and administrative expenses were $5.7 million for the six months ended June 30, 2009, similar to these expenses for the six months ended June 30, 2008. This is primarily attributable to a one time expenses in 2008 associated with the retirement of certain management members off set by increased expenses in the OEM operations as a result of the consolidation of Bental operations commencing August 18, 2008. General and administrative expenses as a percentage of revenues slightly decreased to 12% for the six months ended June 30, 2009 from 13% for the six months ended June 30, 2008.

Relocation Expenses. Relocation expenses were $0.4 million for the six months ended June 30, 2009, compared to none during the six months ended June 30, 2008, and are related to the relocation of the operations of TAT’s Tulsa, Oklahoma based subsidiary Limco Airepair, Inc. (“Limco”) to the location of its Piedmont Aviation Component Services, Inc. subsidiary in Kernersville, North Carolina. On July 28, 2009 the Company had determined not to go forward with the planned relocation

Operating income. Operating income decreased to $2.1 million for the six months ended June 30, 2009 from $3.0 million for the six months ended June 30, 2008, a decrease of 31%. The decrease in operating income reflects decreased gross and operational margins in the MRO and in the Parts services segments in 2009 compared to 2008; offset by increased gross and operational margins in the OEM operations due to improved margins in the OEM of Heat Transfer products segment, as well as operational income in the OEM of Electric Motion Systems segment derived from the company’s 70% controlled subsidiary, Bental Industries Ltd. which did not exist during the second quarter of fiscal 2008.

Financial income. Financial income for the six months ended June 30, 2009 was $1.1 million, compared to $1.0 million for the six months ended June 30, 2008 and was primarily attributable to hedging activities related to exchange rate between the U.S. dollar and the Israeli Shekel and to interest received for short-term investments.

Financial expenses. Financial expense for the six months ended June 30, 2009 was $1.3 million, compared to $0.3 million for the six months ended June 30, 2008. In the first six months of 2009 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. In the first six months of 2008 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

Other Income (expenses). TAT had other expense of $0.1 million for the six months ended June 30, 2009 compared to insignificant other income for the six months ended June 30, 2008. Other expenses for the six months ended June 30, 2009 primarily resulted from a change in the fair value of unrealized forward transactions gains as of June 30, 2009.

Net income attributable to noncontrolling interest. TAT recognized a net loss attributable to noncontrolling interest of $0.1 million for the six months ended June 30, 2009 compared with a net income attributable to noncontrolling interest of $0.6 million for the six months ended June 30, 2008.

Taxes. Total tax expense for the six months ended June 30, 2009 amounted to $0.6 million, compared to $0.6 million for the six months ended June 30, 2008. The increase in tax expense for the six months ended June 30, 2009 is primarily attributable to increased tax expenses in the operation in Israel, off-set by decreased tax expenses in the operation in the U.S. due to decreased pretax income.

Net income. For the six months ended June 30, 2009, net income was $1.6 million, compared with net income of $2.9 million for the six months ended June 30, 2008.

Liquidity and Capital Resources

During the three months ended June 30, 2009, TAT received a $1.25 million loan from Bank Mizrahi (in addition to a $5 million loan already received during 2008) to finance the acquisition of Bental’s shares.

As of June 30, 2009 TAT had cash and cash equivalents and short-term deposits of $19.1, in addition to marketable securities of $21.8 million, as compared with cash and cash equivalents and short-term deposits of $17.2 million, in addition to marketable securities of $21.6 million, as of June 30, 2008.

Seasonality

TAT believes that the growth of its business over the last three years has masked a historical seasonal trend in the MRO services sector. Historically, TAT has seen many airlines decrease their maintenance requirements in the peak air travel summer months and increase its maintenance requirements in the winter months when air travel is not as great.

Subsequent Event

On July 3, 2009 the Company resolved its commercial dispute with one of its key suppliers relating to its MRO business, whereby the Company will continue to act as a Storefront and Authorized Repair Center for an extended period through May 31, 2014. The Company paid such supplier $3.6 million. The Company performed preliminary allocation of the amount paid on July 3, 2009 to different components based on their estimated fair value. The residual amount of $1,550, net of tax benefit of $590, is being recognized as an expense in the second quarter and is assigned to the settlement of the dispute with the supplier for the period June 2006 until June 2009.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	June 30, 2009	June 30, 2008

ASSETS
Current Assets:
Cash and cash equivalents	$19,108	$17,273
Marketable securities	21,773	21,632
Trade accounts receivable (net of allowance for doubtful
accounts of $198 and $220 at June 30, 2009 and June 30,
2008, respectively)	18,317	16,576
Inventories	34,660	33,997
Other accounts receivable and prepaid expenses	5,424	4,778

Total current assets	99,282	94,256

Funds in respect of employee right upon retirement	3,550	4,685
Property, plant and equipment, net	14,877	12,737
Investment in affiliated company	-	5,590
Intangible assets, net	1,897	1,491
Goodwill	5,829	4,814

Total assets	$125,435	$123,573

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	154	-
Trade accounts payables	5,783	8,519
Other accounts payable and accrued expenses	6,413	3,912

Total current liabilities	12,350	12,431

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	6,353	5,000
Liability in respect of employee rights upon retirement	4,226	4,853
Long-term deferred tax liability	1,016	564

	11,595	10,417

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value - Authorized:
10,000,000 shares at June 30, 2009 and 2008; 6,552,671 issued shares and 6,548,021 outstanding shares at June 30, 2009 and
6,542,671 issued and outstanding shares at June 30, 2008,	2,204	2,202
Additional paid-in capital	39,730	39,397
Accumulated other comprehensive loss	(1,307)	(36)
Treasury stock, at cost, 4,650 shares at June 30, 2009	(26)	-
Retained earnings	33,150	34,187

Total shareholders equity	73,751	75,750

Noncontrolling interest	27,739	24,975

Total equity:	101,490	100,725

Total liabilities and equity	$125,435	$123,573

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Revenues:
MRO services	$11,736	$13,225	$23,220	$26,210
OEM - Heat Transfer products	7,018	6,918	14,698	13,397
OEM - Electric Motion Systems	2,278	-	6,014	-
Parts services	2,186	4,452	4,823	8,587
Eliminations	(1,786)	(1,395)	(2,780)	(2,751)

	21,432	23,200	45,975	45,443

Cost and operating expenses:
MRO services	11,228	11,154	20,721	20,778
OEM - Heat Transfer products	4,803	4,898	9,795	9,679
OEM - Electric Motion Systems	1,509	-	3,823	-
Parts services	1,867	3,588	3,907	6,894
Eliminations	(1,800)	(1,343)	(2,817)	(2,632)

	17,607	18,297	35,429	34,719

Gross Profit	3,825	4,903	10,546	10,724

Research and development costs	207	-	372	-
Selling and marketing expenses	1,110	1,128	1,988	2,060

General and administrative expenses	2,762	2,755	5,705	5,662
Relocation Expenses	122	-	406	-

Operating income	(376)	1,020	2,075	3,002

Financial expense	(473)	(105)	(1,279)	(341)
Financial income	634	464	1,144	990
Other (expenses) income, net	353	-	144	-

Income before income taxes	138	1,379	2,084	3,651

Income taxes	(125)	168	616	557

Net income	263	1,211	1,468	3,094
Share in results of affiliated company	-	434	-	434
less: Net loss (income) attributable
to noncontrolling interest	287	(241)	140	(625)

Net income attributable to controlling
interest	$550	$1,404	$1,608	$2,903

Basic net income per share
attributable to controlling interest	$0.08	$0.21	$0.24	$0.44
Diluted net income per share
attributable to controlling interest	$0.08	$0.21	$0.24	$0.44

Weighted average number of shares - basic	6,548,021	6,542,671	6,550,346	6,542,671
Weighted average number of shares - diluted	6,549,273	6,556,606	6,551,598	6,556,847

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: August 18, 2009